Exhibit 17.1

THEODORE FARNSWORTH

To:  The Board of Directors

From:   Theodore Farnsworth

Date:  November 4, 2007

Subject:   Board Resignation

Discussion:   Due to personal reasons, I am tendering my resignation as the Chairman of the Board of Xstream effective at 5:00 pm on November 9, 2007.

/s/ Theodore Farnsworth

Date:   November 9, 2007

Theodore Farnsworth